

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

20008149

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2020

Washington, DC

OMB APPROVAL

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SEC FILE NUMBER

8- 66667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RAINMAKER SECURITIES, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4643 LINDELL BLVD. #908
_____
(No. and Street)

ST. LOUIS   MO   63108
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Anderson   (773) 570-5900
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA LLP
_____
(Name – if individual, state last, first, middle name)

131 W JACKSON BLVD. SUITE 2250   CHICAGO   IL   60604
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GLEN ANDERSON _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
RAINMAKER SECURITIES, LLC _____, as
of DECEMBER 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____
Signature

President
Title

_____   2-27-2020
Notary Public   Date

Maria Victoria Diaz
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG926975
Expires 10/28/2023

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RainMaker Securities, LLC

CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RainMaker Securities, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RainMaker Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RainMaker Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RainMaker Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as RainMaker Securities, LLC's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of RainMaker Securities, LLC's financial statements. The supplemental information is the responsibility of RainMaker Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2020

RainMaker Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets

Cash	$	934,148
Accounts receivable		144,009
Prepaid Expense		23,640
Total assets	$	1,101,797

Liabilities and member's equity

Liabilities		
Commissions payable	$	163,752
Accrued liabilities		90,000
Total liabilities		253,752
Member's equity		848,045
Total liabilities and member's equity	$	1,101,797

RainMaker Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2019

Revenue		
Commissions and retainer fees	$	23,366,456
Other income		746,694
Total revenue		24,113,150
Expenses		
Sales commissions		21,929,920
Registered representative payments		427,552
Employee compensation and benefits		268,352
Bad debt writeoffs		61,789
Regulatory fees and expenses		39,070
Rent		78,560
Marketing		38,477
Licenses & permits		45,120
Professional and consulting fees		35,763
Data management/archiving		23,790
Cogentic partnership		24,000
Other operating		52,104
Total expenses		23,024,497
Net Income	$	1,088,653

RainMaker Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2019

Member's equity, beginning of year	$	559,392
Member contributions		-
Member withdrawals		(800,000)
Net income		1,088,653
Member's equity, end of year	$	848,045

RainMaker Securities, LLC

STATEMENT OF CASH FLOWS

Cash flows from operating activities		
Net income	$	1,088,653
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)/decrease in operating activites:		
Accounts receivable		(50,998)
Prepaid expense		(3,171)
Commissions payable		(35,312)
Accrued liabilities		35,766
Net cash provided by operating activities		1,034,938
Cash flows from financing activities		
Member withdrawals		(800,000)
Net cash used in financing activities		(800,000)
Net increase in cash		234,938
Cash, beginning of year		699,210
Cash, end of year	$	934,148

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1. Nature of operations and summary of significant accounting policies

Nature of Operations

RainMaker Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2004. The Company was converted to a Delaware limited liability company in May 2017. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business to assist clients with the private placement of debt and equity capital. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

As of December 31, 2019, the Company is a wholly owned subsidiary of RainMaker Group Holdings, LLC (the "Parent"). The President of the Company and one of its managing directors are beneficial owners of the Parent.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are based upon contractual arrangements and are recorded on the accrual basis.

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Company revenue is clearly determined in the executed agreements entered into as either retainers or commissions.

Investment Banking

Commission Income. The Company operates as an agent between buyers and sellers of securities. Revenues ("Commissions") are earned from fees arising from securities offerings in which the Company acts as an agent. Revenue is recognized on the trade date (the date on which an investor purchases the securities from the issuer or the seller holding shares in the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities transactions as there are no significant actions which the Company needs to take subsequent to this date.

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Offering related costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that the transactions are not completed and the securities are not issued or sold, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. At December 31, 2019 all amounts were immaterial.

Income Taxes

The Company is organized in the State of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Securities and Derivatives Valuation

Securities and derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 4).

Receivables and Allowance for Doubtful Accounts

Commissions receivable are stated at the amount management expects to collect from contractual arrangements. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

2. Related party transactions

The President of the Company is a beneficial owner of the Parent and Cogentic Advisors LLC ("Cogentic"). The Company has an agreement with Cogentic for consulting services. The President of the Company and one of its managing directors have registered representative agreements with the Company and were paid approximately $520,000 and $366,000 in compensation, respectively, related to the agreements.

3. Lease Commitment

The Company shares office space with its Parent. The Company was allocated a portion of the rent based on their expense sharing agreement. For the year ending December 31, 2019, the rent expense was $78,560.

4. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2019, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC 820.

5. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2019.

7. Warrants

The Company might occasionally receive warrants from its clients as selling compensation related to its role as selling agent in an investment transaction. The warrants provide the Company with exposure to potential gains upon appreciation in the price of the client's equity shares. The Company values its warrant holdings by their intrinsic value at the end of each reporting period, whereby the intrinsic value is defined as the difference between the market price of the shares and the strike price of the warrants. Because the Company almost exclusively receives warrants in the equity shares of private companies, where there is no current public market for the shares, the market price is established by the greater of (a) the most recent 409(a) valuation of the shares (b) the price per shares paid by the investors in the most recent sale of the same class of equity shares by the client where the sale exceeds 5% of the outstanding equity shares of that class.

8. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any party with whom it conducts business is unable to fulfill contractual obligations on its behalf. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Commissions and accounts receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its counterparties. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business. FDIC insures cash balances in bank accounts up to $250,000. During 2019, the Company exceeded the FDIC limits by $523,005. Management believes that the Company is not exposed to any significant credit risk on accounts receivables to be significant.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's adjusted net capital was $804,431 which exceeded the requirement by $787,514. At December 31, 2019, the Company's aggregate indebtedness to net capital ratio was approximately .31 to 1.

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

10. Contingency

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims or potential violations which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

11. Subsequent events

The financial statements were approved by management and available for issuance on February 26, 2020. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statements.

SUPPLEMENTAL INFORMATION

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Total Member's equity qualified for net capital		$ 848,045
Accounts receivable	(19,974)	
Prepaid expenses	(23,640)	
Other Assets	-	
Less: Non allowable assets		(43,614)
Net capital		804,431
Less: Haircut on securities		-
Net capital		804,431
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		16,917
Excess net capital		$ 787,514

There were no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2019.

12

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

Information for Possession or Control
Requirements under Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019, in which (1) RainMaker Securities, LLC (the Company) claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) (the "exemption provision") of the respective rule and (2) the Company stated that it met the identified exemption provisions throughout the fiscal year ending December 31, 2019, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2020

RainMaker

EXEMPTION REPORT FOR SEC RULE 15C3-3 FOR FISCAL YEAR 2019

Dear Sir/Madam:

For the fiscal year ending December 31, 2019, Rainmaker Securities, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers".

Rainmaker Securities, LLC met the exemption provided above for the fiscal year ending December 31, 2019, without exception.

I, Glen Anderson, affirm that, to the best of my knowledge and belief, this exemption report is true and accurate.

Signature: *Glen Anderson*
Glen Anderson (Feb 26, 2020)

Email: ganderson@rainmakersecurities.com

Glen Anderson, President

Date: Feb 26, 2020

RainMaker Securities, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**
PURSUANT TO SEC RULE 17-a-5(d)

December 31, 2019



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
C.L. King & Associates, Inc.:

We have reviewed management's statements, included in the accompanying C. L. King & Associates, Inc.'s Exemption Report (the Exemption Report), in which (1) C.L. King & Associates, Inc. and subsidiary (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Albany, New York
February 28, 2020



SEC Mail Processing

MAR 02 2020

Washington, DC

C. L. King & Associates, Inc.'s Exemption Report

C. L. King & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year except as described below.

During the period from January 1, 2019 through May 15, 2019, the Company did not meet the exemption provisions 17 C.F.R. § 240.15c3-3(k)(2)(ii) because it carried the accounts of customers, and further through June 18, 2019 cleared and settled certain trades made for customers on or before May 10, 2019. For that period, the Company applied for and on July 25, 2019 was granted Exemptive relief under Section 36 of the Exchange Act (15 U.S.C 78mm) from the Division of Trading and Markets of the Securities and Exchange Commission in the form of a no-action letter.

C. L. King & Associates, Inc.

I, Robert Benton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Chief Financial Officer

February 28, 2020



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
C.L. King & Associates, Inc.:

We have reviewed management's statements, included in the accompanying C. L. King & Associates, Inc.'s Exemption Report (the Exemption Report), in which (1) C.L. King & Associates, Inc. and subsidiary (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Albany, New York
February 28, 2020



C. L. King & Associates, Inc.'s Exemption Report

C. L. King & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year except as described below.

During the period from January 1, 2019 through May 15, 2019, the Company did not meet the exemption provisions 17 C.F.R. § 240.15c3-3(k)(2)(ii) because it carried the accounts of customers, and further through June 18, 2019 cleared and settled certain trades made for customers on or before May 10, 2019. For that period, the Company applied for and on July 25, 2019 was granted Exemptive relief under Section 36 of the Exchange Act (15 U.S.C 78mm) from the Division of Trading and Markets of the Securities and Exchange Commission in the form of a no-action letter.

_____
C. L. King & Associates, Inc.

I, Robert Benton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Chief Financial Officer

February 28, 2020



SEC Mail Processing

MAR 02 2020

Washington, DC

February 28, 2020

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sirs:

We submit the following reports of C.L. King & Associates, Inc. (the "Company"):

    — One copy of SEC Execution Page X-17A-5 with manual signature.

    — Two copies of the company's Statement of Financial Condition as of December 31, 2019.

    — Two copies of the Company's Financial Statements and Supplementary Schedules pursuant to Rule 17A-5 of the Securities and Exchange Commission for the year ended December 31, 2019.

    — Two copies of our Exemption report under 17 C.F.R. 240.17a-5 and the accompanying opinion thereupon by our independent auditor.

It is our understanding that the Company's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e) (3) of Rule 17a-5.

Sincerely,

Peter Calabria
Assistant Chief Financial Officer

Enclosures